Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-268011

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form base shelf prospectus dated January 23, 2023 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated January 23, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vox Royalty Corp. at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated January 23, 2023)

New Issue	June 13, 2023

VOX ROYALTY CORP.

US$7,260,000

3,025,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated January 23, 2023 (the “Prospectus”), qualifies the distribution (the “Offering”) of 3,025,000 common shares (the “Offered Shares”) of Vox Royalty Corp. (“Vox” or the “Corporation”) at a price of US$2.40 per Offered Share (the “Offering Price”) before deducting underwriting discounts and commissions. The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of June 13, 2023, by and among Vox, on the one hand, and Maxim Group LLC (“Maxim”) and BMO Nesbitt Burns Inc., on the other hand, as joint book-running managers and acting as representatives of the underwriters named therein, including a syndicate of co-managers consisting of Cormark Securities Inc. and Laurentian Bank Securities Inc. (collectively, the “Underwriters”). The Offering Price has been determined by negotiation between the Corporation and Maxim.

The common shares (“Shares”) of the Corporation are listed on The Nasdaq Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “VOXR”. On June 12, 2023, the last reported sale price of the Shares was US$2.68 per Share on NASDAQ and C$3.49 per Share on the TSX. The Corporation intends to submit applicable forms, if required, to list the Offered Shares on the TSX and on NASDAQ. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and NASDAQ.

	Price: US$2.40 per Common Share				Net Proceeds
	Price to the Public		Underwriters’ Fee(1)		to the Corporation(2)
Per Common Share	US$	2.40	US$	0.156	US$	2.244
Total(3)	US$	7,260,000	US$	471,900	US$	6,788,100

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of US$471,900 (the “Underwriters’ Fee”), representing 6.5% of the aggregate gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including the preparation and filing of this Prospectus Supplement, which are estimated to be US$600,000 and which will be paid from the proceeds of the Offering.

(3)	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined below), to purchase up to an additional 453,750 Offered Shares at a price of US$2.40 per Offered Share (the “Additional Shares”). Unless the context otherwise requires, references herein to “Offering” and “Offered Shares” assume the exercise of the Over-Allotment Option in full. If the Over-Allotment Option is exercised in full, the totals for “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before payment of the expenses of the Offering) will be US$8,349,000, US$542,685 and US$7,806,315, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and any Additional Shares issuable upon the exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. Certain legal matters relating to the Offered Shares offered hereunder will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP as Canadian counsel and K&L Gates LLP as U.S. counsel and on behalf of the Underwriters by Miller Thomson LLP as Canadian counsel and Ellenoff Grossman & Schole LLP as U.S. counsel.

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-Allotment Option	453,750 Additional Offered Shares	30 days following the Closing Date	US$	2.40

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about June 16, 2023 or such later date as the Corporation and Maxim may agree (the “Closing Date”).

The Offered Shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.

The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement if any of the Offered Shares are purchased. In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction in the Offering Price or other selling terms will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

The Offering is being made concurrently in each of the provinces of Canada other than Québec under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10, as amended (File No. 333-268011) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS, as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). As a result, investors should be aware that our financial statements may not be comparable to financial statements of United States companies. Our annual financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS, and our interim financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IAS 34.

Prospective investors should be aware that the acquisition and disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and most of the experts named in this Prospectus Supplement and in the accompanying Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC, ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. Investors should review this Prospectus Supplement, together with the Prospectus, in their entirety and carefully consider the risks described under the heading “Risk Factors” and the risks identified in the documents incorporated by reference herein before purchasing the Offered Shares.

Certain of our directors and officers and some of the experts named in this Prospectus Supplement and the Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities”.

The Corporation’s head and registered office is located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6.

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. Information contained on our website should not be deemed to be a part of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus.

All dollar amounts referenced in this Prospectus Supplement, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. Australian dollars are referred to herein as “Australian dollars” or “A$”. See “Currency and Exchange Rate Information”.

PROSPECTUS SUPPLEMENT

S-i

PROSPECTUS

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and Offered Shares and the method of distribution of the Offered Shares and also supplements and updates information regarding Vox contained and incorporated by reference in the Prospectus. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offered Shares. Both documents contain important information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein on the date hereof), investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find More Information”.

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Information contained on our website should not be deemed to be a part of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

In this Prospectus Supplement, unless otherwise indicated or the context otherwise requires, the terms “Vox”, the “Corporation”, “we”, “us”, and “our” are used to refer to Vox Royalty Corp.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, may be deemed “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively referred to herein as, “forward-looking statements”). All statements in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “contemplates”, “anticipates”, “believes”, “intends”, “estimates”, “proposes”, “projects”, “predicts”, “potential”, “scheduled”, “forecasts”, “targets”, “aims”, and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. These statements speak only as of the date hereof. In addition, this Prospectus Supplement and the accompanying Prospectus may contain forward-looking statements attributed to third party industry sources. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Corporation’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s annual information form dated March 14, 2023 for the year ended December 31, 2022 (the “AIF”) available at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and at the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov (as part of Vox’s annual report on Form 40-F for the fiscal year ended December 31, 2022 (the “Form 40-F”)). The forward-looking statements contained in this Prospectus Supplement are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement should not be unduly relied upon. This Prospectus Supplement contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Corporation’s revenue from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this Prospectus Supplement was made as of the date of this Prospectus Supplement and was provided for the purpose of providing further information about the Corporation’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus Supplement, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this Prospectus Supplement should not be used for the purposes other than for which it is disclosed herein. Investors are cautioned against attributing undue certainty to FOFI.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Nevertheless, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report are or will be economically or legally mineable. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Miller Thomson LLP, counsel to the Underwriters, the Offered Shares would, if issued on the date hereof, be qualified investments within the meaning of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account” and a “first home savings account”, each as defined in the Tax Act (each a “Registered Plan”) and a “deferred profit sharing plan” (“DPSP”), as defined in the Tax Act, provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Corporation qualifies as a “public corporation” as defined in the Tax Act.

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a Registered Plan, the holder, annuitant, or subscriber, as the case may be (each a “Plan Holder”), of such Registered Plan will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with the Corporation for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, Offered Shares will not be a prohibited investment if the Offered Shares are “excluded property” for a trust governed by a Registered Plan within the meaning of the prohibited investment rules in the Tax Act.

Holders who intend to hold Offered Shares in a Registered Plan or a DPSP should consult their own tax advisors.

Marketing Materials

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of Offered Shares to which this Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference into this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically on SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, except as specifically set out herein.

As at the date hereof, the following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

(a)	the management information circular dated April 25, 2023, in respect of the annual and special meeting of Vox shareholders held on June 8, 2023;

(b)	the AIF;

(c)	the unaudited condensed interim consolidated financial statements of Vox for the three months ended March 31, 2023 and 2022, together with the notes thereto (“Interim Financial Statements”);

(d)	the management discussion and analysis of Vox for the three months ended March 31, 2023 (“Interim MD&A”);

(e)	the audited consolidated financial statements of Vox for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditors’ report thereon (“Annual Financial Statements”); and

(f)	the management discussion and analysis of Vox for the year ended December 31, 2022.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Vox and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of the Offered Shares shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement in this Prospectus Supplement, the Prospectus or contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus. Vox has not authorized anyone to provide investors with different or additional information. Vox is not making an offer to sell these securities in any jurisdiction where the offer is not permitted by law. If an investor is provided with different, additional, inconsistent or other information, he or she should not rely on it. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement, and we disclaim any such incorporation by reference.

FINANCIAL STATEMENT PRESENTATION

We present our financial statements in United States dollars and our Annual Financial Statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus Supplement has been prepared in accordance with IFRS as issued by the IASB. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. generally accepted accounting principles. Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar amounts referenced in this Prospectus Supplement, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. Australian dollars are referred to herein as “Australian dollars” or “A$”.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

		Year Ended December 31(1)
		2022		2021		2020
Highest rate during the period	C$	1.3856	C$	1.2942	C$	1.4496
Lowest rate during the period	C$	1.2451	C$	1.2040	C$	1.2718
Average rate for the period	C$	1.3011	C$	1.2535	C$	1.3415
Rate at the end of the period	C$	1.3544	C$	1.2678	C$	1.2732

Note:

(1)	Data from the Bank of Canada reflects the daily average rates.

On June 12, 2023, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3366.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of Ernst & Young LLP with respect to their independent registered public accounting firm’s report on the Annual Financial Statements as at and for the fiscal years ended December 31, 2022 and December 31, 2021, including the notes thereto; (4) the consent of the Corporation’s Canadian counsel, McCarthy Tétrault LLP; (5) the consent of the Underwriters’ Canadian counsel, Miller Thomson LLP; (6) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the “qualified persons” referred to in this Prospectus Supplement under “Interests of Experts”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10, as amended (File No. 333-268011), under the Securities Act of 1933, as amended, with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Prospectus but contained in the Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

The following description of the Corporation does not contain all of the information about the Corporation and its assets and business that you should consider before investing in the Offered Shares. You should carefully read this Prospectus Supplement in its entirety and the Prospectus, including the sections titled “Risk Factors”, the Form 40-F, and the AIF, as well as the documents incorporated by reference herein and therein before making an investment decision.

Overview

Vox is a returns focused mining royalty company with a portfolio of 62 royalties and streams spanning eight jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, Nigeria and South Africa). The Corporation’s wholly-owned subsidiary, SilverStream SEZC, was established in 2014. The Vox group of companies has built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Corporation’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Corporation’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Corporation’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Corporation with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Corporation, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Corporation also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Corporation focuses on accretive acquisitions. As at the date hereof, approximately 80% of Corporation’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Corporation is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Corporation’s portfolio currently includes seven producing assets and twenty-three development assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

Further information regarding the business of the Corporation is contained in the AIF under the headings “General Development of the Business”, “Description of the Business”, “Material Royalty – Wonmunna Iron Ore Project” and “Resource and Reserve Information for Other Producing Assets of the Company” and the Interim MD&A, which documents are incorporated by reference in this Prospectus Supplement. See “Documents Incorporated by Reference”.

Recent Developments

On March 14, 2023, the Corporation announced that its Board of Directors declared a quarterly cash dividend of $0.011 per Share, which was paid on April 14, 2023, to shareholders of record as of the close of business on March 31, 2023.

On April 18, 2023, the Corporation announced the appointment of Donovan Pollitt to its Board of Directors. Mr. Pollitt is a mining industry executive with over 20 years of experience in operations, management and capital markets. He is currently the President of Pollitt Mining, a management consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd. Mr. Pollitt holds a Bachelor of Applied Science degree in Mining Engineering from the University of Toronto, an MBA from MIT Sloan School of Management, is a Professional Engineer in Ontario and a CFA Charterholder.

On May 10, 2023, the Corporation announced that its Board of Directors declared a quarterly cash dividend of $0.011 per Share, to be paid on July 14, 2023, to shareholders of record as of the close of business on June 30, 2023.

On May 25, 2023, the Corporation announced that it received conditional approval for the listing of Vox’s Shares on the TSX. The Shares commenced trading on the TSX at the opening of markets on May 29, 2023. Upon listing on the TSX, the Shares commenced trading under the new symbol of “VOXR”.

On June 5, 2023, the Company granted an aggregate of 725,157 restricted share units (“RSUs”) to directors, officers and employees of Vox. 709,168 RSUs vest ¼ on each of June 30, 2023, December 31, 2023, June 30, 2024 and December 31, 2024. The remaining 15,989 RSUs vest ¼ on each of June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024. Each RSU entitles the holder to receive one Share of the Corporation. The Corporation has reserved up to 725,157 Shares for issuance on the exercise of RSUs.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

The following table shows the consolidated capitalization of the Corporation as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this Prospectus Supplement.

	As at March 31, 2023	As at March 31, 2023 after giving effect to the Offering(1)	As at March 31, 2023 after giving effect to the Offering and the exercise of the Over-Allotment Option(2)
Share capital(3)	US$57,858,947	US$64,047,047	US$65,065,262
	(45,126,956 Common Shares)	(48,151,956 Common Shares)	(48,605,706 Common Shares)

Notes:

(1)	Based on: (i) the issuance of 3,025,000 Offered Shares pursuant to the Offering for aggregate gross proceeds of US$7,260,000 less the Underwriters’ Fee of US$471,900 and the estimated expenses of the Offering of US$600,000.

(2)	Based on: (i) the issuance of 3,478,750 Offered Shares pursuant to the Offering for aggregate gross proceeds of US$8,349,000 less the Underwriters’ Fee of US$542,685 and the estimated expenses of the Offering of US$600,000.

USE OF PROCEEDS

Proceeds

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee and the expenses of the Offering (including expenses relating to the preparation and filing of this Prospectus Supplement), are estimated to be approximately US$6.19 million, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee and the expenses of the Offering, are estimated to be approximately US$7.21 million.

The net proceeds of the Offering will be used for the future acquisitions of royalties and/or general working capital purposes. Until such time as they are used to fund additional royalties or for general working capital purposes, the Corporation currently intends to invest the funds from the Offering into short-term investments or in the Corporation’s existing bank accounts to ensure the safety and preservation of capital and maintain adequate liquidity for the Corporation.

The timing for the Corporation to use the proceeds to meet its objectives is uncertain. There are a number of factors that the Corporation will consider before investing proceeds to acquire royalties that remain out of the control of the Corporation, including commodity prices and the willingness of an appropriate counterparty to sell a resource royalty.

The Corporation is actively pursuing future growth opportunities. At any given time, discussions and activities can be in process on a number of initiatives or transactions in respect of the objectives described above, each at different stages of development. Except as otherwise disclosed in this Prospectus Supplement, the Corporation currently does not have any binding agreements to enter into any such transaction and there is no assurance that any potential transaction will be successfully completed. Although the Corporation currently intends to spend the funds available as stated in this Prospectus Supplement, depending on whether any such future growth opportunities are successfully completed, and depending on a number of other factors, including future commodity prices, results of operations at the mines in respect of which the Corporation will acquire a royalty interest and other circumstances that may arise (the material risks of which are identified under the “Risk Factors”), a reallocation of the proceeds of the Offering may be deemed prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, all but not less than all of the 3,025,000 Offered Shares (assuming no exercise of the Over-Allotment Option) at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and Maxim, on behalf of the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of 6.5% of the aggregate gross proceeds of the Offering (US$0.156 per Offered Share) for an aggregate fee payable by the Corporation to the Underwriters of US$471,900 (assuming no exercise of the Over-Allotment Option) for their services in connection with the distribution of the Offered Shares. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price, the percentage of Offered Shares to be issued pursuant to Offering listed next to its name in the following table:

Number of Offered Shares
Maxim Group, LLC	50%
BMO Nesbitt Burns Inc.	30%
Cormark Securities Inc.	10%
Laurentian Bank Securities. Inc.	10%
Total	100%

The Corporation will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement in an amount not to exceed US$100,000. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees, shareholders and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has agreed to grant the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire up to 453,750 Offered Shares at a price of US$2.40 per Offered Share. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be US$8,349,000, US$542,685 and US$7,806,315, respectively, before deducting expenses of the Offering. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and any Additional Shares issued on the exercise thereof.

The Corporation intends to submit an application to list the Offered Shares on the TSX and on NASDAQ. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and NASDAQ.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares, other than the Additional Shares issuable under the Over-Allotment Option, if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

Subscriptions for Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS and will be deposited with CDS at the Closing Date or such other date as may be agreed upon between the Corporation and the Underwriters. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be on or about June 16, 2023.

The Underwriters propose to offer the Offered Shares initially at the Offering Price on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this Prospectus Supplement at the Offering Price specified herein, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

Pursuant to applicable rules and/or policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Offered Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Offered Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Offered Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that it will not, without the prior written consent of Maxim (not to be unreasonably withheld, conditioned or delayed) on behalf of the Underwriters, directly or indirectly, take any of the following actions with respect to the Shares: (i) issue, offer, pledge, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, (ii) other than a registration statement on Form S-8, file or cause to become effective a registration statement under the Securities Act, or file a prospectus under the Canadian securities laws, relating to the offer and sale of any Shares or securities convertible into or exercisable or exchangeable for Shares or other rights to purchase Shares or any other securities of the Company that are substantially similar to Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or any other securities of the Corporation that are substantially similar to Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, or (iv) publicly announce an intention to effect any of the foregoing transactions, in each case, during the period ending 90 days following the Closing Date; provided that, the Corporation may (1) register the offer and sale of the Offered Shares under the Securities Act, file this Prospectus Supplement and the Prospectus under applicable securities laws and sell the Shares to the Underwriters pursuant to the Underwriting Agreement, (2) grant options or other equity awards pursuant to the Corporation’s equity incentive plan, and issue Offered Shares upon the exercise of such options or vesting of such equity awards, (3) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants or other convertible securities of the Corporation currently outstanding, and (4) issue options or equity securities in connection with one or more bona fide acquisitions, mergers, consolidations or amalgamations subject to certain conditions.

The officers and directors of the Corporation will agree in favour of the Underwriters that, during the period ending 90 days after the Closing Date, they will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Offered Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation without having obtained the prior written consent of Maxim.

Certain of the Underwriters and their affiliates have provided in the past to the Corporation and its affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Corporation and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Selling Restrictions. No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Offered Shares, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying prospectus or any other material relating to us or the Offered Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offered Shares may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Prospectus or any other offering material or advertisements in connection with the Offered Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our securities may be made to the public in that Relevant Member State at any time:

●	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

●	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the “2010 PD Amending Directive” means Directive 2010/73/EU.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the Offering.

This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Offered Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The Offered Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Offered Shares must observe such Australian on-sale restrictions.

This Prospectus Supplement and the accompanying Prospectus contain general information only and do not take account of the investment objectives, financial situation or particular needs of any particular person. They do not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement and the accompanying Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong. The contents of this Prospectus Supplement and the accompanying Prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Offering. If you are in any doubt about any of the contents of this Prospectus Supplement or the accompanying Prospectus, you should obtain independent professional advice. Please note that (i) the Offered Shares may not be offered or sold in Hong Kong, by means of this Prospectus Supplement, the accompanying Prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (“SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

DESCRIPTION OF SECURITIES Being Distributed

Common Shares

The Corporation is authorized to issue an unlimited number of Shares without par value of which, as at June 12, 2023, 45,126,956 Shares are issued and outstanding. All rights and restrictions in respect of the Shares are set out in the Corporation’s articles of continuance and the Ontario Business Corporations Act (the “OBCA”) and its regulations. The Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Corporation impose restrictions on the transfer of Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or assessment by the Corporation. The OBCA and the Corporation’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Share at any meeting of shareholders of the Corporation; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Corporation, on a pro rata basis, the net assets of the Corporation after payment of debts and other liabilities.

Dividend Policy

The Corporation declared and paid its first quarterly dividend program payment on September 20, 2022 and November 4, 2022, respectively. The Corporation pays its dividends in United States Dollars. Subsequent to the initiation of the dividend program, the Corporation declared and paid dividends during the financial year ended December 31, 2022 as follows:

Declaration Date	Dividend Per Share		Record Date	Payment Date	Amount of Payment
20-Sep-2022	US$	0.01	21-Oct-2022	04-Nov-2022	US$	445,940
15-Nov-2022	US$	0.01	30-Dec-2022	13-Jan-2023	US$	447,583

PRIOR SALES

The following table sets forth the prior sales for the 12-month period prior to the date of this Prospectus Supplement, for the Shares and the securities convertible into Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security		Exercise Price (if applicable)
09-Jun-2022	17,959	Shares	Royalty acquisition	C$	3.18	N/A
30-Jun-2022	(13,300)	Shares	NCIB	C$	2.86	N/A
31-Jul-2022	(95,500)	Shares	NCIB	C$	2.84	N/A
16-Aug-2022	77,893	Shares	RSU exercise	C$	3.00	N/A
16-Aug-2022	6,581	Shares	RSU exercise	C$	2.47	N/A
16-Aug-2022	21,023	Shares	RSU exercise	C$	3.20	N/A
16-Aug-2022	3,134	Shares	RSU exercise	C$	2.47	N/A
31-Aug-2022	(26,600)	Shares	NCIB	C$	2.84	N/A
07-Sep-2022	173,058	Shares	Royalty acquisition	C$	2.95	N/A
11-Oct-2022	37,095	Shares	RSU exercise	C$	3.03	N/A
21-Nov-2022	164,319	Shares	Royalty acquisition	C$	3.38	N/A
27-Jan-2023	215,769	Shares	Royalty acquisition	C$	3.07	N/A
13-Feb-2023	12,000	Shares	RSU exercise	C$	3.20	N/A
13-Feb-2023	77,890	Shares	RSU exercise	C$	3.00	N/A
13-Feb-2023	6,580	Shares	RSU exercise	C$	2.47	N/A
13-Feb-2023	2,280	Shares	RSU exercise	C$	3.86	N/A
15-Mar-2023	4,560	Shares	RSU exercise	C$	3.86	N/A
15-Mar-2023	3,133	Shares	RSU exercise	C$	2.47	N/A
15-Mar-2023	13,707	Shares	RSU exercise	C$	3.03	N/A
15-Mar-2023	10,487	Shares	RSU exercise	C$	3.86	N/A
15-Mar-2023	9,120	Shares	RSU exercise	C$	3.86	N/A
15-Mar-2023	13,161	Shares	RSU exercise	C$	2.47	N/A
05-Jun-2023	725,157	RSUs	RSU grant	C$	3.49	N/A

Trading Price and Volume

The Shares are listed and posted for trading on the TSX and on NASDAQ under the trading symbol “VOXR”. On June 12, 2023, the closing bid price of the Shares on NASDAQ was US$2.68 and the closing price of the Shares on the TSX was C$3.49.

The following table sets forth the market price ranges and the aggregate volume of trading of the Shares on the TSX and NASDAQ for the periods indicated:

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2022
June	3.32	2.81	2.81	219064	2.64	2.18	2.26	318024
July	3.00	2.65	2.90	186063	2.27	2.08	2.25	175021
August	3.07	2.79	3.00	162070	2.39	2.08	2.31	174370
September	3.20	2.92	2.93	173297	2.40	2.10	2.13	160814
October	4.14	2.80	2.97	194168	3.06	2.00	2.25	1941196
November	3.65	3.00	3.30	326567	2.86	2.24	2.48	600943
December	3.40	3.00	3.14	116958	2.56	1.46	2.33	255737
2023
January	3.43	2.92	3.15	138579	2.58	2.17	2.37	224757
February	3.45	3.05	3.15	132207	2.62	2.29	2.32	280329
March	4.25	3.13	4.18	178598	3.15	2.26	3.01	581837
April	4.25	3.76	4.00	204645	3.16	2.81	2.97	831452
May	4.03	3.42	3.45	54778	3.02	2.51	2.59	274749
June 1 to 12	3.82	3.31	3.49	14835	2.84	2.50	2.68	67756

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Corporation and the all of Underwriters, is not affiliated with the Corporation or any of the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (c) that is a “specified financial institution” (as defined in the Tax Act); (d) that is a corporation resident in Canada that is or becomes, or does not deal at arm’s length for the purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length, for the purposes of section 212.3 of the Tax Act; (e) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (f) that is exempt from tax under the Tax Act; (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Offered Shares as those terms are defined in the Tax Act; or (h) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all investors, including Holders, should consult their own tax advisors regarding the Canadian federal income tax consequences to them of acquiring, holding and disposing of Offered Shares, and any other consequences to them under Canadian federal, provincial, local and foreign tax laws.

Currency Conversion

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Dividends on Offered Shares

Dividends received or deemed to be received on the Offered Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (other than certain trusts), dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. The 2023 Federal Budget proposes amendments to the alternative minimum tax including to increase the tax rate, raise the exemption and broaden the base for taxation years that begin after 2023.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a “private corporation”) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income for the taxation year. On August 9, 2022, the Minister of Finance (Canada) released certain Proposed Amendments to amend the Tax Act to extend the liability for this additional tax in respect of “aggregate investment income” to a Resident Holder that is a “substantive CCPC” (as defined in the Proposed Amendments). Any such Resident Holder should consult with their own advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Offered Share (or on a share for which such Offered Share has been substituted) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains. On August 9, 2022, the Minister of Finance (Canada) released certain Proposed Amendments to amend the Tax Act to extend the liability for this additional tax in respect of “aggregate investment income” to a Resident Holder that is a “substantive CCPC” (as defined in the Proposed Amendments).

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is (i) neither a resident nor deemed to be a resident of Canada (including as a consequence of an applicable income tax treaty or convention) and (ii) does not use or hold, and is not deemed to use or hold Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere or to an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends on Offered Shares

Dividends on Offered Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (or deemed disposition) of Offered Shares unless the Offered Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, an Offered Share will not be “taxable Canadian property” (within the meaning of the Tax Act) of a Non-Resident Holder at a particular time provided that the Offered Shares are listed on a “designated stock exchange” (which currently includes the TSX) unless, at any time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property.

Non-Resident Holders for which the Offered Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

In the event that an Offered Share constitutes taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax convention, the income tax consequences discussed above for Resident Holders under “Disposition of Offered Shares” will generally apply to the Non-Resident Holder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares. This summary only applies to “U.S. Holders” that hold the Offered Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address any U.S. federal estate and gift tax consequences or any other U.S. federal tax consequences other than income tax consequences, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. Each U.S. Holder of Offered Shares is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published administrative positions of the IRS, the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (c) are partnerships, other pass-through entities or their partners or other owners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates; (j) are subject to the alternative minimum tax; or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Offered Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Offered Shares. See “Sale, Exchange or Other Taxable Disposition of Offered Shares” below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to Offered Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Offered Shares generally will not be eligible for the “dividends received deduction”. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Corporation believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Offered Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Offered Shares will be considered readily tradeable on an established securities market in the United States in the future. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. However, as discussed below in “Passive Foreign Investment Company Rules”, the Corporation has not determined, and does not intend to determine, whether it is currently a PFIC, whether it was a PFIC for its prior taxable year or whether it will be a PFIC in any future taxable year.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in such Offered Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of Offered Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75% of its gross income is “passive” income (the “income test”) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Offered Shares, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance as to whether the Corporation is or is not a PFIC for U.S. federal income tax purposes, and the Corporation has not made such a determination and does not intend to make such a determination in the future. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Offered Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions”, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that is in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at the rate applicable to underpayments of tax.

If the Corporation is classified as a PFIC, certain elections could be available to mitigate such consequences. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of such U.S. Holder’s Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in such U.S. Holder’s Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” (a “QEF”). An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Offered Shares.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

As discussed above in “Distributions on Offered Shares”, notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not qualify for reduced rates of taxation.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8% additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from the disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on, and capital gain from the sale or other taxable disposition of, the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. Such election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Dividends paid on Offered Shares will be treated as foreign source income for U.S. federal income tax purposes, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, recently issued Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding or fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

RISK FACTORS

Before deciding to invest in any Shares, prospective purchasers of the Shares should carefully consider the risk factors described in this Prospectus Supplement and the Prospectus and those described in all documents incorporated by reference in this Prospectus Supplement or the Prospectus (including subsequently filed documents incorporated by reference). An investment in the Offered Shares is highly speculative and subject to various risks including those risks inherent to the industries in which Vox operates. If any of the events contemplated by these risk factors occurs, Vox’s revenues, business, financial condition, results of operations and prospects could be materially harmed, which could adversely affect the value of the Offered Shares. In addition to the below, discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus Supplement. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect our revenues, business, financial condition, results of operations and prospects. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

Risks Associated with the Offering

There can be no assurance that an active market for the Offered Shares will be sustained after the Offering. Offered Shares of small- and mid-cap issuers have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the issuers involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices, currency exchange fluctuation, the political environment in the countries where the Corporation’s properties are located, in its financial condition or results of operations as reflected in its quarterly financial statements. Other factors unrelated to the performance of the Corporation may have an effect on the price of the securities of the Corporation including the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect the investor’s ability to trade significant numbers of securities of the Corporation; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the securities of the Corporation that persists for a significant period of time could cause the Corporation’s securities, to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If an active market for the securities of the Corporation does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline below the Offering Price. If such a market does not develop, investors may lose their entire investment in the Offered Shares.

Future Sales or Issuances of Debt or Equity Securities Could Result in Dilution

The Corporation may sell additional equity securities (including through the sale of securities convertible into Shares) and may issue additional debt securities to finance its operations, exploration, development, acquisitions or other projects. The Corporation is authorized to issue an unlimited number of Shares. The Corporation cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Offered Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Offered Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Corporation’s earnings per share.

Discretion in the Use of Proceeds

The Corporation currently intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, the Corporation retains broad discretion over the actual use of the net proceeds from the Offering and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if it is determined to be in the Corporation’s best interests to do so. Investors may not agree with how the Corporation allocates or spends the proceeds from the Offering. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Offered Shares, and that may increase the Corporation’s losses.

Volatility of market price of the Shares.

The market price of the Shares may be volatile. The volatility may affect the ability of holders of Shares to sell the Shares at an advantageous price. Market price fluctuations in the Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Caution Regarding Forward-Looking Information” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Shares.

There is no assurance of a sufficient liquid trading market for the Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Shares into the public trading markets without a significant reduction in the price of their Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Shares on the trading market, and that the Corporation will continue to meet the continuing listing requirements of the TSX or NASDAQ or achieve listing on any other public listing exchange.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP with respect to Canadian legal matters, on behalf of the Corporation, by K&L Gates LLP with respect to U.S. legal matters on behalf of the Corporation, by Miller Thomson LLP with respect to Canadian legal matters on behalf of the Underwriters and by Ellenoff Grossman & Schole LLP with respect to U.S. legal matters on behalf of the Underwriters. The aggregate number of securities of the Corporation held on the date of the opinions, and received and to be received after such date, if any, by the partners and associates of McCarthy Tétrault LLP and Miller Thomson LLP who participated in, or who were in a position to directly influence any statement made in this Prospectus Supplement, as a group, and the partners and associates of McCarthy Tétrault LLP and Miller Thomson LLP, respectively, as a group, each represents less than 1% of the outstanding securities of the Corporation as at the date hereof.

INTERESTS OF EXPERTS

Each of Christopher J. Picken, B.Sc. (Hons) MIMMM and Matthew Randall, B.Sc. (Hons) PhD, ACSM MIMMM C.Eng. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the amended and restated technical report titled “Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine” prepared by Kangari Consulting LLC dated January 20, 2023 with an effective date of August 10, 2022 (“Wonmunna TR”). To the knowledge of the Corporation, none of such authors nor the respective firms they work with had an interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the Wonmunna TR or as at the date hereof.

Each of Timothy J. Strong, B.Sc. (Hons) ACSM FGS MIMMM R.Sci and Matthew Randall, B.Sc. (Hons) PhD, ACSM MIMMM C.Eng. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the technical report titled “NI 43-101 Technical Report – Janet Ivy Gold Mine (M26/446)” prepared by Kangari Consulting LLC with an effective date of September 30, 2021 (“Janet Ivy TR”). To the knowledge of the Corporation, none of such authors nor the respective firms they work with had no interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the Janet Ivy TR or as at the date hereof.

Timothy Strong, B.Sc. (Hons) ACSM FGS MIMMM R.Sci is the “qualified person” for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the AIF and the Interim MD&A. Mr. Strong has not received any direct or indirect interest in the Corporation’s property and did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with his review of the scientific and technical information in this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, the auditor of the Corporation, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent for the Shares is TSX Trust Company, at its office at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

PURCHASERS’ STATUTORY RIGHTS

Legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Contractual Rights

Before the filing of the final Prospectus, Vox and the Underwriters held virtual road shows on June 5, 2023 through June 12, 2023 (inclusive) to which potential investors in certain of the provinces of Canada other than Québec were able to attend. Vox and the Underwriters provided marketing materials to those potential investors in connection with those road shows. In doing so, Vox and the Underwriters relied on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in the final Prospectus. Vox and the Underwriters can only do that if they give a contractual right to investors in the event the marketing materials contain a misrepresentation. Pursuant to that provision, Vox and the Underwriters signing the certificate contained in this prospectus have agreed that in the event the marketing materials relating to those road shows contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada other than Québec), a purchaser resident in each of the provinces of Canada other than Québec who was provided with those marketing materials in connection with the road shows and who purchases the securities offered by this Prospectus during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against Vox and each Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this prospectus.

However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of Ontario. Most of our officers and directors and most of the experts named in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Vox has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Vox’s civil liability and the civil liability of such officers or directors under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Vox has been advised by its Canadian counsel, McCarthy Tétrault LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Vox has also been advised by McCarthy Tétrault LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement on Form F-10, as amended (File No. 333-268011), of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

A copy of this short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vox Royalty Corp. at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	January 23, 2023

VOX ROYALTY CORP.

US$100,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Vox Royalty Corp. (“Vox”, “we”, “us”, “our”, the “Registrant” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants to purchase Common Shares or Debt Securities (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), or any combination thereof, having an aggregate offering price not to exceed US$100,000,000 (or the equivalent thereof, at the date of issue, in Canadian dollars or any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus qualifies the distribution of Securities by the Company and by one or more selling securityholders, as described below. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. However, there may be market-based limitations affecting how much the Company may raise under an “at-the-market distribution” based on the Company’s historical trading activity. The Company has not engaged any investment dealer in respect of an “at-the-market distribution”, and there is a possibility that the Company may not establish an “at-the-market distribution” program at all. Any “at-the-market distributions” qualified under this Prospectus will be completed in accordance with NI 44-102.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average) or a United States federal funds rate.

We and any selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company and/or selling securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company and/or the selling securityholders in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us and/or the selling securityholders, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. A person who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See “Plan of Distribution”.

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company or a selling securityholder requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. Neither the Company nor any selling securityholder has authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See “Forward-Looking Information” and “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The outstanding Common Shares are listed and posted for trading in Canada on the TSX Venture Exchange (“TSXV”) under the trading symbol “VOX” and in the United States on The Nasdaq Stock Market (“Nasdaq”) under the trading symbol “VOXR”. On January 20, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was C$3.02 and the closing price of the Common Shares on the Nasdaq was US$2.30.

Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is incorporated in Ontario, a province of Canada; (ii) some of the officers and directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Certain of our directors and officers and some of the experts named in this Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

The Company’s head and registered office is located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6.

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ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we and/or a selling securityholder may offer. Each time we and/or a selling securityholder sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. Neither we nor any selling securityholder has authorized anyone to provide investors with different or additional information. Neither we nor any selling securityholder is making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Vox”, the “Company”, “we”, “us” and “our” refer to Vox Royalty Corp. and/or, as applicable, one or more of its subsidiaries and/or, as applicable, its joint venture.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: fluctuations in the prices of the commodities that drive royalties and streams held by the Company; fluctuations in the value of the U.S. dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Company holds a royalty, stream or other interest are located or through which they are held; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine; risks related to the operators of the properties in which the Company holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which the Company holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by the Company; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Company holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Company holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: the ongoing operation of the properties in which the Company holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Company holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this Prospectus, including but not limited to, the factors referred to under the heading “Risk Factors” in this Prospectus, under the heading “Description of the Business – Risk Factors” in the Company’s most recent annual information form and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis for our most recently completed audited financial year and interim financial period. Such risks include, but are not limited to the following: risks relating to the dependence of the Company on third party operators; the global financial conditions; the failure of counterparties to royalty and stream agreements to comply with the terms of such agreements; risks relating to the lack of access to data on the operations underlying the Company’s royalty and stream interests; political, economic and other risks; fluctuations in foreign currency; operating risks caused by social unrest or the political environment; risks related to government regulation, laws, sanctions and measures; fluctuations in commodity prices; the extent of analytical coverage available to investors concerning the business of the Company; changes in trading volume and general market interest in the Company’s securities; risks related to new diseases and epidemics, risks relating to widespread epidemics or a pandemic outbreak, including the COVID-19 pandemic; the impact of COVID-19 on the workforce of the operators of the projects underlying the Company’s royalty and streaming interests; dependence on future payments from owners and operators; unknown defects and impairments in any business arrangements of the Company; the inability of the Company to select appropriate acquisition targets or negotiate acceptable arrangements including arrangements to finance acquisition targets; potential inaccuracy in the mineral reserves and mineral resource estimates; high operating costs at the operator level impacting the quantum of the net profit royalties; operators’ compliance with laws, including anti-bribery and corruption laws; rights of third parties; global financial conditions; liquidity concerns and future financing requirements; the limited operating history of the Company; competition in acquisitions; key employee attraction and retention; risks relating to conflicts of interest; risks relating to potential litigation; risks relating to title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; royalties under ongoing negotiations or LOIs may not be acquired; and the volatility of the stock market and in commodity prices. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus speaks as of the date of this Prospectus. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definition Standards adopted by the CIM Council (the “CIM Definition Standards”), which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. Pursuant to subpart 1300 of Regulation S-K (“S-K 1300”), the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, we are not required to provide disclosure under S-K 1300 and will continue to provide disclosure under NI 43-101.

Investors are also cautioned that while the SEC now recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “measured mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been prepared in accordance with IFRS as issued by the IASB. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

	Nine months ended September 30,				Year ended December 31,
	2022		2021		2021		2020
High	C$	1.3726	C$	1.2856	C$	1.2942	C$	1.4496
Low	C$	1.2451	C$	1.2040	C$	1.2040	C$	1.2718
Average	C$	1.2828	C$	1.2513	C$	1.2535	C$	1.3415
Rate at end of period	C$	1.3707	C$	1.2741	C$	1.2678	C$	1.2732

On January 20, 2023, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.3421.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada except Québec and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated October 25, 2022 for the year ended December 31, 2021 (the “2021 AIF”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditor’s report thereon (the “2021 Annual Financial Statements”);

(c)	the amended management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2021 (the “2021 Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2022 and 2021, together with the notes thereto;

(e)	the amended management’s discussion and analysis of the results of operations and financial condition of the Company for the three and nine month periods ended September 30, 2022 (the “2022 Q3 Interim MD&A”);

(f)	the management information circular of the Company dated May 4, 2022 prepared in connection with the annual general and special meeting of shareholders held on June 16, 2022;

(g)	the press release of the Company dated November 22, 2022 relating to the entering into by the Company of definitive agreements in connection with the acquisition of a development-stage royalty over the Cardinia gold project in Western Australia operated by ASX-listed producer Kin Mining Ltd.;

(h)	the material change report of the Company dated May 26, 2022 relating to the entering into by the Company of definitive agreements in connection with the acquisition of a producing royalty over the Wonmunna iron ore mine in Western Australia operated by ASX-listed producer Mineral Resources Limited;

(i)	the material change report of the Company dated March 25, 2021 relating to the completion by the Company of an overnight marketed public offering of units of the Company for gross proceeds of approximately C$15 million; and

(j)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the notes thereto and the predecessor independent auditor’s report thereon.

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

(a)	the documents listed under the heading “Documents Incorporated by Reference”;

(b)	powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement);

(c)	the consent of Ernst & Young LLP;

(d)	the consent of McGovern Hurley LLP;

(e)	the consent of each expert or “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus under the heading “Interests of Experts”; and

(f)	the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada except Québec, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

The Company has filed with the SEC a registration statement on Form 40-F under the Exchange Act with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See “Documents Filed as Part of the Registration Statement”.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Timothy J. Strong, Matthew Randall, and Christopher J. Picken, each a “qualified person” under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, reside outside of Canada. Two of our directors, Rob Sckalor and Kyle Floyd, reside outside of Canada. Each above-mentioned qualified person and director has appointed Cartan Limited as their agent for service of process in Canada at its office address: Box 47, Suite 5300, Toronto-Dominion Bank Tower, Toronto, Ontario M5K 1E6. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

THE COMPANY

The Company was incorporated under the OBCA on February 20, 2018 by Certificate of Incorporation issued pursuant to the provisions of the OBCA under the name “AIM3 Ventures Inc.”. On May 13, 2020, Vox’s articles were amended to consolidate the Common Shares on the basis of 13.3125 pre-consolidation Common Shares for every one post-consolidation Common Share. The name of the Company was also changed from “AIM3 Ventures Inc.” to “Vox Royalty Corp.” On June 30, 2020, Vox filed articles of continuance and continued out of Ontario and into the Cayman Islands. On July 6, 2021, Vox filed articles of continuance and continued out of the Cayman Islands and back into Ontario.

The Company’s head and registered office is located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6.

The corporate chart of the Company including the Company’s subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company is as follows:

BUSINESS OF THE COMPANY

Vox is a returns focused mining royalty company with a portfolio of 62 royalties and streams spanning eight jurisdictions (Australia, Canada, United States, Brazil, Peru, Mexico, Nigeria and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO includes historical transactions benchmarked over a 40-year period and also virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions on a net asset value and cash flow per share basis, with a particular emphasis on return of investment. As at the date hereof, approximately 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes seven producing assets and twenty-three development assets that are in the PEA/PFS/feasibility stage, that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

Key growth assets for the Company for the remainder of 2023 include, based primarily on public disclosure of third-party operators: the Otto Bore royalty and gold project in Western Australia, where operator Northern Star Resources Ltd. commenced production in Q3 2022; the Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and where Vox holds a A$0.50/t royalty over material from the Janet Ivy deposit; the Bulong royalty and gold project in Western Australia, where operator Black Cat Syndicate Limited is guiding towards potential open-pit mining and toll treatment from 2023 onwards from the royalty-linked Myhree deposit; the Pitombeiras royalty and vanadium-titanium project in Brazil, where operator Jangada Mines plc published an updated technical report in Q2 2022 and which is a key catalyst that may lead to a construction decision in the future; and the Brits royalty and vanadium project in South Africa, which is located adjacent to operator Bushveld Minerals Limited’s integrated Vametco facility and which will serve as an alternative source of near surface ore feed for the Vametco Plant. During 2023 and 2024, the Company expects revenue growth to be fueled by: the Bowdens royalty and silver project, with operator Silver Mines Limited expecting development approval in early 2023; the Sulphur Springs royalty and copper-zinc project, where the resource was updated in Q3 2022 which is a key catalyst that may lead to a construction decision in the future; and the South Railroad royalty and gold project in Nevada, where prior to its acquisition by Orla Mining Ltd., operator Gold Standard Ventures announced that it was targeting first production in mid-2024.

The following chart sets forth details of the royalty and stream portfolio held by Vox, as of January 23, 2023.

Overview of Royalty and Stream Portfolio

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Higginsville (Dry Creek)	A$0.72/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Gold Standard Ventures Corp.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Cardinia	1% GRR (>10koz)	Gold	Australia	Development	Kin Mining Ltd
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Jindalee Resources Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Montana Assets (Option)	1.5% NSR	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2% NSR	Gold	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Phoebe	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.65/gram gold ore milled, as at June 30, 2022. References to A$ are to Australian dollars.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

The following map shows the geographic location of the projects underlying the Company’s royalties and streams and the stage of the underlying projects.

Notes:

1.	Development assets include the following stages: mining study completed (PEA/PFS/feasibility), care & maintenance, toll-treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.

Detailed Portfolio Descriptions

Information about resource and reserve estimates for the Company’s producing assets is set out below. For additional information with respect to the Company’s royalty and stream portfolio and the business of the Company, readers are referred to the Company’s 2021 AIF and 2022 Q3 Interim MD&A, each of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Description of the Business – Risk Factors” in the Company’s then-current annual information form.

Wonmunna1

Wonmunna Mineral Resource Estimate as at 18 March 2014

The Wonmunna mine comprises four deposits, NMM, Central Marra Mamba (“CMM”), South Marra Mamba (“SMM”) and East Marra Mamba (“EMM”), covered by mining leases M47/1423-1425. The mining leases are contained within exploration licence (E47/1137), which covers an area of ~230 square kms. All of the project tenements are beneficially owned by a wholly owned subsidiary of MinRes.

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality. The mine has a low stripping ratio of approximately 1.3:1 tonnes of waste per tonne of ore over the forecast life of the mine.

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cutoff to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

Deposit	JORC Category	Minimum Fe cut-off (%)	Resource (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI
NMM	Inferred	50	1.9	59.2	4.2	2.5	0.08	8.8
		60	0.7	60.7	3.5	2.1	0.08	7.1
	Indicated	50	39.7	57.1	5.6	3.3	0.08	8.7
		60	7.4	61.1	3.3	1.9	0.08	7.0
CMM	Inferred	50	3.8	57.0	5.2	3.3	0.11	9.3
		60	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50	14.4	57.1	5.6	3.3	0.10	9.0
		60	0.8	60.8	3.2	2.0	0.11	7.3
SMM	Inferred	50	17.2	55.3	6.7	3.8	0.07	9.7
		60	1.7	61.2	2.9	1.6	0.06	7.6
EMM	Inferred	50	7.2	54.0	7.9	4.6	0.08	9.5
		60	0.1	61.1	3.5	2.2	0.08	7.9
Total	Inferred	50	84.3	56.5	6.0	3.5	0.08	9.1
	& Indicated	60	13.5	61.0	3.2	1.9	0.09	7.2

Notes:

1.	Estimate provided by Coffey Mining in 2012

2.	Estimate update provided by Quantitative Group 2012
3.	Estimate by CSA Global 2012

[1]	Source: Asset Overview - Ascot Resources Ltd 6 January 2015 announcement: https://www.asx.com.au/asxpdf/20150106/pdf/42vvsn5t2cq0k0.pdf

Wonmunna Iron Ore Project Reserve Estimate as at 6 January 2015

On January 6, 2015, Ascot Resources Limited defined a maiden Ore Reserve estimate derived from the ‘Indicated Resource’ estimate within the larger Mineral Resource estimate for the NMM and CMM deposits. The total Indicated Mineral Resource estimate (@ 50% Fe Cut-off grade) for these deposits is 54.1Mt @ 57.1% Fe. The estimated ore tonnage is contained predominantly within the Mt Newman member of the Marra Mamba Iron Formation (MMIF), and therefore exhibits mineralogical characteristics that are similar to the orebody currently mined at the neighbouring West Angelas operation managed by Rio Tinto Iron Ore.

Deposit	JORC Ore Category	Fe Cut-off (%)	Tonnes (Mt)	Fe (%)	CaFe (%)	SiO2 (%)	AI2O3 (%)	P (%)	LOI (%)
CMM	Probable	54.2	10.03	58.0	63.5	4.99	2.94	0.10	8.76
NMM-East	Probable	52.8	12.41	58.0	63.1	5.29	3.10	0.07	8.20
NMM-West	Probable	21.2	6.42	58.0	63.9	4.37	2.75	0.09	9.36
Total	Probable		28.86	58.0	63.4	4.98	2.97	0.09	8.65

Notes:

1.	Tonnes are dry metric tonnes and have been rounded.
2.	CaFe represents calcined Fe and is calculated by Ascot using the formula CaFe = Fe%/((100-LOI)/100)

Janet Ivy2

Janet Ivey JORC 2012 Compliant Resources & Reserve Estimate as at January 2015

Indicated			Inferred			Total
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
8.36	0.87	234,000	5.25	0.92	155, 000	13.61	0.89	389,000

Notes: Janet Ivey Resources at a cut-off grade of 0.5g/t gold3

Probable
Mt	Au (g/t)	Au (oz)
2.39	1.11	85,281

Notes: Janet Ivey Total Reserves at a cut-off grade 0.7g/t gold3

The Janet Ivy Ore Tonnes were 55.0Mt @ 0.62g/t for 1,103,500oz (at a A$2200/oz pit shell) as at March 16, 2022.

Segilola3

The Mineral Resource and Reserve Estimate of Segilola, as at March 2021, is as follows:

Segilola Probable Reserve Estimate

Method	Category	Tonnage (kt)	Grade (g/t gold)	Contained Metal (‘000 oz gold)
Open Cut	Probable	4.007	4.02	518

[2]	Source: 16 March 2022 Binduli North Mining Proposal (non-JORC resource).

[3]	Source: Segiloa Gold Project available at https://thorexpl.com.

Segilola Resource Estimate

	Open Pit (>0.30g/t)			Potential underground (>2.5g/t)
Category	Tonnes (kt)	Grade (g/t AU)	Gold (koz)	Tonnes (kt)	Grade (g/t Au)	Gold (koz)
Indicated	3,700	4.5	532	386	6.1	76
Inferred	32	2.5	3	411	5.0	65

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves and Mineral Resource Reporting.
2.	Open Pit Mineral Reserves are estimated at a cut-off grade of 0.3 g/t Au and are based on Indicated Resources only.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. A designed pit wireframe was used to constrain the resources.
4.	Mineral Reserves are estimated using an average medium-term gold price of $1,650 per ounce.
5.	Mineral Resources are estimated using an average long term gold price of $1,800 per ounce.
6.	Mining dilution of 12% and mining recovery of 97% were applied.
7.	There are no known legal, political, environmental other risks that could materially affect the potential development of the mineral resource or mineral reserve.
8.	Underground Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au, beneath the open pit constraint and inside the high-grade wireframe lode models.
9.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
10.	Numbers and totals may not add due to rounding.

Koolyanobbing4

From the Mineral Resources Ltd. Resource Statement, the JORC Resource as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Measured	-	-	0
Indicated	15,600,000	60.1%	9,375,600
Inferred	3,900,000	59.3%	2,312,700

From the Mineral Resources Ltd. Resource Statement, the JORC Reserves as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Proven			0
Probable	9,300,000	59.9%	5,570,700
Total	9,300,000	59.9%	5,570,700

[4]	Source: Mineral Resources Ltd Resource Statement, 20 November 2019.

Higginsville5

From the Karora Resources Higginsville NI43-101, the JORC resource as at February 2021 are the following:

	Cut-off	Classification	Tonnes (t)	Grade Au (g/t)	Au Cont. (Koz)
Hidden Secret	0.7 g/t	Inferred	257,000	2.3	19,004
Mousehollow	1.0 g/t	Inferred	426,000	1.6	21,914
Paleochannels	1.0 g/t	Indicated	1,474,000	2.2	104,258
Paleochannels	1.0 g/t	Inferred	208,000	2.1	14,244
Total			2,365,000	2.1	159,421

No reserves information is published at this time.

Braúna6

Braúna Mineral Resource Statement, SRK Consulting, effective date of March 1, 2022

Classification	Source	Tonnes (kt)	Carats (000’s)	Grade (cpht)	Diamond Value (US$/ct)
Indicated	North Stockpile	901	85.6	9.5	$177
Inferred	S1 Domain	560	145.7	26.0
	S2 Domain	272	27.2	10.0
	S1_Diluted Zone	159	20.7	13.0
	S2_Diluted Zone	140	7	5.0
Total Inferred		1,131	200.6	17.7	$177

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect accuracy of the estimate.
2.	Mineral Resources are quoted above a +3 DTC diamond sieve size and have been factored to account for diamond losses within the smaller sieve classes expected within the Braúna Mine process plant.
3.	Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, sufficient to imply but not verify geological grade and continuity. They have a lower level of confidence than that applied to an Indicated Mineral Resource and cannot be directly converted into a Mineral Reserve.
4.	A diamond value of US$177 per carat has been used in the economic analysis based on commercial production sales during 2021.
5.	Mineral Resources have been estimated with no allowance for mining dilution and mining recovery.
6.	Reasonable prospects for eventual economic extraction have been assessed based on a VMINE approach and estimated combined mining cost of US$10.80/t (for open-pit and North Stockpile rehandling), and combined processing and G&A costs of US$8.90/t.

[5]	Source : Karora Resources Inc. NI 43-101 Technical Report titled “Higginsville-Beta Hunt Operation Eastern Goldfields, Western Australia” with an effective date of December 31, 2020.
[6]	Source: Independent Technical Report for the Brauna Diamond Project, Brazil dated effective March 1, 2022.

According to the operator Minera Lipari, mineral reserves have not been estimated for Braúna at this time.

Otto Bore

The JORC resource and reserves as at June 30, 2020 are the following:

Otto Bore JORC 2012 Compliant Resource & Reserve Estimate as at June 30, 2020

Indicated			Inferred			Total
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
1.6	2.0	110,000	1.0	1.8	61,000	2.6	2.0	170,000

Notes: Otto Bore Resources at a cut-off grade of 0.3g/t gold in oxides and 0.5g/t gold in fresh rock

Probable
Mt	Au (g/t)	Au (oz)
1.6	1.8	91,000

Notes:

1.	The Resources reported are on a 100% basis for the full Otto Bore deposit. The royalty tenure covers the approximate southern half of the deposit, which includes the full ore reserve and an unquantified portion of the additional resource.
2.	Otto Bore Reserves at a cut-off grade of 0.5g/t gold.

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “short form prospectus” refer to “shelf prospectus supplement”.

Recent Developments

On November 22, 2022, the Company announced that it executed a binding royalty and sale purchase agreement dated November 21, 2022 with Gloucester Coal Ltd. and acquired the Cardinia development-stage gold royalty in Western Australia for total cash consideration of A$450,000 (approximately $300,000). The Cardinia royalty is a 1% gross value of sales royalty above 10,000oz cumulative gold production (~9,100oz remaining hurdle).

On November 10, 2022, the Company announced that it executed a binding royalty and sale purchase agreement dated November 9, 2022 with First Quantum Minerals Ltd., to acquire rights to a portfolio of up to four Canadian royalties, for total consideration of up to C$650,000. The upfront consideration to acquire the Estrades (a 2% net smelter royalty on a portion of the Estrades Project) and Opawica (a 0.49% net smelter royalty) royalties was C$525,000 of Vox common shares, being 164,319 Common Shares at an issue price of C$3.1950 per common share. Additional closing and cash payments of C$100,000 (Winston Lake, a 2% net smelter royalty, 1% buyback for C$3,000,000) and C$25,000 (Norbec & Millenbach, a 2% net smelter royalty) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and Norbec & Millenbach royalties to First Quantum Minerals Ltd., and (iii) the assignment of the Winston Lake and Norbec & Millenbach royalties to the Company.

CONSOLIDATED CAPITALIZATION

As at September 30, 2022, there were 44,556,855 Common Shares issued and outstanding, as well as 652,139 RSUs, 8,697,550 Warrants, 1,603,984 Options and 891,138 PSUs outstanding. As at January 23, 2023, there were 44,758,269 Common Shares issued and outstanding, as well as 615,044 RSUs, 8,697,550 Warrants, 1,603,984 Options and 895,165 PSUs outstanding.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since September 30, 2022.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at January 23, 2023, 44,758,269 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s notice of articles and the OBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The OBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividend Policy

The Company approved a quarterly dividend program on September 20, 2022 and declared an inaugural quarterly cash dividend of US$0.01 per Common Share, which was paid in the fourth quarter of 2022. The declaration, timing, amount, and payment of future dividends are at the discretion of the Board of Directors of the Company based on relevant factors, including but not limited to, the Company’s financial condition, capital allocation framework, profitability, cash flow, legal requirements, and other relevant factors, each of which shall be assessed on a quarterly basis.

DESCRIPTION OF DEBT SECURITIES

In this section, the terms “Company” and “Vox” refer only to Vox Royalty Corp. without the subsidiaries through which it operates. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. Such Debt Securities may be guaranteed by one or more subsidiaries of the Company.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

●	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●	whether the Debt Securities will be secured or unsecured;

●	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

●	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities may only be convertible into other securities of the Company. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average) or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

●	the name or designation of the Subscription Receipts;

●	the number of Subscription Receipts being offered;

●	the price at which Subscription Receipts will be offered;

●	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

●	the number of Common Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

●	the identity of the subscription receipt agent;

●	the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

●	any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Debt Securities, Warrants, Units and/or other securities;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

●	if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

●	if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more global securities and, in such case, the depositary or depositaries for such global securities in whose name the global securities will be registered;

●	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The Company may issue Warrants for the purchase of Common Shares and/or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent or trustee determined by the Company. Each such warrant indenture, as supplemented to amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the Common Shares and/or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	the currency or currency unit in which the exercise price is denominated;

●	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued in fully registered or global form;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants; and

●	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

The Company may amend the warrant agreements or indentures and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of the outstanding Warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

Enforceability

The warrant agent or trustee, as applicable, will act solely as the Company’s agent. The warrant agent or trustee, as applicable, will not have any duty or responsibility if the Company defaults under the warrant agreements or indentures or the warrant certificates. A Warrant holder may, without the consent of the warrant agent or trustee, as applicable, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s Warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

●	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

●	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

●	whether such Units will be listed on any securities exchange;

●	whether the Units and the underlying Securities will be issued in fully registered or global form;

●	any other rights, privileges, restrictions and conditions attaching to the Units; and

●	any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the Prospectus Supplement. In connection with any secondary offering, in respect of any selling securityholder that is resident outside of Canada, the Company will file a non-issuer’s submission to jurisdiction form on behalf of such selling securityholder with the corresponding Prospectus Supplement. The Prospectus Supplement for, or including, any offering of the Securities by selling securityholders will include, without limitation, where applicable:

●	the names of the selling securityholders;

●	the number or amount of Securities owned, controlled or directed by each of the selling securityholders;

●	the number or amount of Securities being distributed for the account of each selling securityholder;

●	the number or amount of Securities to be owned, controlled or directed by each of the selling securityholders after the distribution, and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

●	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

●	if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

●	if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per security basis.

PLAN OF DISTRIBUTION

The Company or a selling securityholder may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Company or, if applicable, the selling securityholder(s) and any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada except Québec pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Securities that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchange or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. A person who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company and, if applicable, selling securityholder(s), underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and, if applicable, selling securityholder(s) against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or any selling securityholder in the ordinary course of business.

USE OF PROCEEDS

Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

During the most recently completed interim period ended September 30, 2022, the Company had positive cash flow from operating activities of $966,106 and $351,452, for the three and nine months ended September 30, 2022, respectively, along with a positive working capital balance of $3,636,005. The Company is currently generating positive cash flows from operations and expects to continue existing operations with its current financial resources on hand for at least the next twelve months. In the event that one of the Company’s current paying producing royalty assets were to stop producing, it may result in the Company generating negative cash flow from operating activities in future periods until such time as additional royalty revenue is generated from additional development stage assets entering production. In the instance where we were to generate negative cash flow from operating activities, the Company may need to deploy a portion of our working capital to fund such negative operating cash flows or seek additional sources of funding.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSXV and in the United States on the Nasdaq. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company’s then-current annual information form and in the then-current management’s discussion and analysis for our most recently completed financial year and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

Global financial conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its Common Shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value and price of Common Shares of the Company could be adversely affected.

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties or streams may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project

Royalties and streams are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties or streams and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by MRO, which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties or streams that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties or streams that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty and streaming assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties and streams, macro-level factors such as inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase a diversity of royalties, streams or similar interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third-parties

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Public health crises, including the COVID-19 pandemic, may significantly impact Vox

Vox’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Vox holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities. As at the date of this Prospectus, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Vox may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Future financing requirements

There can be no assurance that Vox will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Vox, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. Vox may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

No existing trading market (other than for Common Shares)

Other than for Common Shares, there is no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that an active trading market will develop for Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between Vox and underwriters, dealers, agents or other purchasers based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties or streams are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties or streams that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company’s plan is to apply various methods, including utilizing the data it will have available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties or streams. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties or streams that are or may be held by the Company. As a royalty or stream holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties or streams that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Risks relating to the enforcement of judgments

A majority of the Company’s assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Two of the Company’s directors and two of its officers are not citizens or residents of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted outside Canada. Courts in other jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Further, some of the Company’s assets are located in emerging and developing markets and the Company may encounter difficulties enforcing judgments, whether domestic or foreign in these jurisdictions. With respect to the Segilola Royalty located in Nigeria, Nigeria is not party to any bilateral or multilateral convention on the recognition and enforcement of judgments, instead the enforcement of foreign judgments is governed by two domestic statutes. While Nigeria has a fairly robust legal regime for the enforcement of foreign judgments, the Company may encounter difficulties registering foreign judgments for enforcement, potentially limiting its ability to enforce such judgments. In order to mitigate these risks, the Company has retained local counsel in Nigeria to assist with navigating the legal system in this jurisdiction.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by McCarthy Tétrault LLP with respect to matters of Canadian law and by K&L Gates LLP with respect to matters of law of the United States. As at the date of this Prospectus, the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

EXEMPTIONS FROM CERTAIN PROVISIONS OF SECURITIES LEGISLATION

Staff of the Ontario Securities Commission (“OSC”) notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company made an application to the OSC, as principal regulator, for exemptive relief from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for this prospectus on the basis that Mr. Floyd is a director and officer of the Company and will sign the Certificate of the Company for this prospectus in such capacities. Pursuant to subsection 58(5) of the Securities Act (Ontario) (the “OSA”), the Director (as defined in the OSA) has consented to Mr. Floyd not executing a Certificate of Promoter in his individual capacity for this prospectus in accordance with the requirements under Section 5.11 of NI 41-101 and subsection 58(1) of the OSA. The Company has been advised by the OSC that the issuance of a receipt by or on behalf of the applicable Canadian Securities Administrators (“CSA”) by the OSC for this prospectus will evidence the granting of this exemption.

PROMOTER

Staff of OSC has notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company has applied for and received an exemption from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for this prospectus. Mr. Floyd owns directly 3,586,406 Common Shares which represent 8.01% of the Common Shares outstanding as of the date of this prospectus, 8,270 warrants, 546,877 options and 131,521 restricted share units.

Mr. Floyd has not, as at the date of this prospectus, or within 10 years prior to the date of this prospectus, been a director, chief executive officer, or chief financial officer of any person or company, that: (a) was subject to an order that was issued while the promoter was acting in such capacity; or (b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

Mr. Floyd has not, as at the date of this prospectus, or within the 10 years prior to the date of this prospectus, been a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Floyd has not within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, the auditor of the Company, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent for the Common Shares is TSX Trust Company, at its office at 200 University Avenue, Suite 300, Toronto, ON, M5H 4H1.

INTERESTS OF EXPERTS

Each of Christopher J. Picken, B.Sc. (Hons) MIMMM and Matthew Randall, B.Sc. (Hons) PhD, ACSM MIMMM C.Eng. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the Wonmunna TR. To the knowledge of the Company, none of such authors nor the respective firms they work with had an interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Wonmunna TR or as at the date hereof.

Each of Timothy J. Strong, B.Sc. (Hons) ACSM FGS MIMMM R.Sci and Matthew Randall, B.Sc. (Hons) PhD, ACSM MIMMM C.Eng. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the Janet Ivy TR. To the knowledge of the Company, none of such authors nor the respective firms they work with had no interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Janet Ivy TR or as at the date hereof.

Timothy Strong, B.Sc. (Hons) ACSM FGS MIMMM R.Sci is the “qualified person” for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the 2021 AIF and the 2022 Q3 Interim MD&A. Mr. Strong has not received any direct or indirect interest in the Company’s property and did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with his review of the scientific and technical information in this Prospectus.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces of Canada, except Québec, provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus is limited, in certain provincial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities (unless the Securities are Warrants that may be reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the original amount paid for the applicable convertible, exchangeable or exercisable Securities and any additional amount paid upon conversion, exchange or exercise thereof, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

“2021 AIF” has the meaning given to that term under “Documents Incorporated by Reference”.

“2022 Q3 Interim MD&A” has the meaning given to that term under “Documents Incorporated by Reference”.

“Board of Directors” means the board of directors of the Company.

“CIM” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“CIM Definition Standards” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“Common Shares” has the meaning given to that term on the cover page of this Prospectus.

“Company” has the meaning given to that term on the cover page of this Prospectus.

“COVID-19” means the COVID-19 novel coronavirus.

“Debt Securities” has the meaning given to that term on the cover page of this Prospectus.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Form 40-F” means the Company’s registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 filed on Form 40-F, along with all exhibits attached thereto, dated June 27, 2022.

“forward-looking information” has the meaning given to that term under “Forward-Looking Information”.

“Global Securities” has the meaning given to that term under “Description of Debt Securities”.

“IASB” has the meaning given to that term on the cover page of this Prospectus.

“IFRS” has the meaning given to that term on the cover page of this Prospectus.

“Indenture” has the meaning given to that term under “Description of Debt Securities”.

“Janet Ivy TR” means the technical report titled “NI 43-101 Technical Report – Janet Ivy Gold Mine (M26/446)” prepared by Kangari Consulting LLC with an effective date of September 30, 2021.

“JORC” has the meaning given to that term under “Detailed Portfolio Descriptions”.

“MJDS” has the meaning given to that term on the cover page of this Prospectus.

“MRO” has the meaning given to that term under “Business of the Company”.

“Nasdaq” has the meaning given to that term on the cover page of this Prospectus.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“OBCA” means the Business Corporations Act (Ontario).

“Options” means the incentive stock options of the Company.

“Prospectus” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus Supplement” has the meaning given to that term on the cover page of this Prospectus.

“PSUs” means the performance share units of the Company.

“RSUs” means the restricted share units of the Company.

“SEC” has the meaning given to that term on the cover page of this Prospectus.

“S-K 1300” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“Securities” has the meaning given to that term on the cover page of this Prospectus.

“Subscription Receipts” has the meaning given to that term on the cover page of this Prospectus.

“Trustee” has the meaning given to that term under “Description of Debt Securities”.

“TSXV” has the meaning given to that term on the cover page of this Prospectus.

“Units” has the meaning given to that term on the cover page of this Prospectus.

“US GAAP” means the generally accepted accounting principles adopted by the SEC.

“Vox”, “we” “us”, or “our” has the meaning given to that term on the cover page of this Prospectus.

“Warrants” has the meaning given to that term on the cover page of this Prospectus.

“Wonmunna TR” means the amended and restated technical report titled “Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine” prepared by Kangari Consulting LLC dated January 20, 2023 with an effective date of August 10, 2022.